1. Name and Address of Reporting Person
   George, D. Thomas
   1000 Lakeside Avenue
   Cleveland, OH 44114-1147
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ferro Corp (FOE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/28/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/28/2003            J     V   1288        A   $21.2600   9572           D
                                <F1>                  <F2>
Common Stock                    02/28/2003            A         1.2752      A   $0.0000    884.6477       I           ESOP Trust
Common Stock - Restricted       02/28/2003            J     V   -2000       D   $0.0000                   D
                                <F1>                  <F3>
Common Stock - Restricted <F4>  02/28/2003            A         1000        A   $21.2600   4500           D
Common Stock - Supp Exec                                                                   228.8484       D
Defined

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $15.75                                                    01/17/2006 Common                      5250    D
Options                                                                          Stock
(Right to
buy)
Stock       $16                                                       01/18/2005 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $18.5                                                     02/11/2010 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $19.5                                                     01/17/2007 Common                      6600    D
Options                                                                          Stock
(Right to
buy)
Stock       $21.0625                                                  02/25/2009 Common                      4400    D
Options                                                                          Stock
(Right to
buy)
Stock       $21.26   02/28/2         A      V  2000        02/29/2004 02/28/2013 Common  2000     $0.0000    2000    D
Options              003                                                         Stock
(Right to
buy) <F5>
Stock       $22.6667                                                  01/28/2004 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $22.9375                                                  01/13/2008 Common                      4400    D
Options                                                                          Stock
(Right to
buy)
Stock       $23.6                                                     02/09/2011 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $25.5                                                     02/11/2012 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
ESOP        2.5988   02/28/2         A         2.868                             Common  7.4541   $46.3750   2.8683  I       ESOP
Convertible          003                       3                                 Stock                                       Trust
Preferred
ESOP        46.375                                                               Common                      1707.01 I       ESOP
Convertible                                                                      Stock                       81              Trust
Preferred

Explanation of Responses:

<F1>
This transaction will be effective on April 1, 2003.
<F2>
Payout of Performance Share Plan which concluded 12/31/2002.
<F3>
Performance Share Plan Cancellations.
<F4>
On February 28, 2003, the Board awarded Performance Shares under the 2003 Long-Term Incentive Compensation Plan that are represented by the issuance of restricted common stock. The award will be effective on April 1, 2003, subject to shareholder approval of the plan.
<F5>
On February 28, 2003, the Board granted Stock Options under the 2003 Long-Term Incentive Compensation Plan. The award is subject to shareholder approval of the plan.

SIGNATURE OF REPORTING PERSON
/s/ D. Thomas George

DATE
02/28/2003